Exhibit 3.1.3

ARTICLES OF AMENDMENT
TO THE ARTICLES OF INCORPORATION OF GOLD RESOURCE CORPORATION

Pursuant to Colorado Revised Statute §§ 7-90-301 and 7-110-106, these Articles of Amendment are delivered to the Colorado Secretary of State for filing.

FIRST:The name of the corporation is GOLD RESOURCE CORPORATION.

SECOND:  GOLD RESOURCE CORPORATION, a corporation organized and existing under the laws of the State of Colorado (the “Corporation”), HEREBY CERTIFIES that the following Articles of Amendment to its Articles of Incorporation was duly adopted on June 4, 2021, pursuant to the authority conferred upon the Corporation by the Articles of Incorporation of the Corporation, as amended (the “Articles of Incorporation”), and by the Colorado Business Corporation Act (the “Act”):

RESOLVED, that Article IV of the Articles of Incorporation is hereby amended to read in its entirety as follows:

ARTICLE IV

The aggregate number of shares of all classes of capital stock that this Corporation shall have authority to issue is 200,000,000 shares of $.001 par value common stock and 5,000,000 shares of $.001 par value preferred stock.

(a)Preferred Stock. The designations and the powers, preferences and rights, and the qualifications, limitations or restrictions of the Preferred Stock, the establishment of different series of Preferred Stock, and variations in the relative rights and preferences as between different series shall be established in accordance with the Colorado Business Corporation Act by the Board of Directors.

Except for such voting powers with respect to the election of directors or other matters as may be stated in the resolutions of the Board of Directors creating any series of Preferred Stock, the holders of any such series shall have no voting power whatsoever.

(b)Common Stock. The holders of Common Stock shall have and possess all rights as shareholders of the corporation, including such rights as may be granted elsewhere by these Articles of Incorporation, except as such rights may be limited by the preferences, privileges and voting powers, and the restrictions and limitations of the Preferred Stock.

Subject to preferential dividend rights, if any, of the holders of Preferred Stock, dividends upon the Common Stock may be declared by the Board of Directors and paid out of any funds legally available therefor at such times and in such amounts as the Board of Directors shall determine.

(c)General. The capital stock, after the amount of the subscription price has been paid in, shall not be subject to assessment to pay the debts of the corporation.

Any stock of the corporation may be issued for money, property, services rendered, labor done, cash advances for the corporation, or for any other assets of value in accordance with the action of the Board of Directors, whose judgment as to value received in return therefor shall be conclusive and said stock, when issued, shall be fully paid and non-assessable.

THIRD:	With the foregoing exception, the remaining provisions of the Articles of Incorporation shall remain unchanged.

FOURTH:  The proposed amendment to the Articles of Incorporation was adopted on the date set forth above pursuant to the authority conferred upon by the Corporation by the Articles of Incorporation and the Act.

The name and mailing address of the individual who causes this document to be delivered for filing, and to whom the Secretary of State may deliver notice if filing of this document is refused, is Susanne Joslin, 1550 17th Street, Suite 500, Denver, Colorado 80202.